UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934*

Sen Yu International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

816857106
(CUSIP Number)

May 4, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	816857106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund II, L.P. (26-1692972)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,002,589*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,002,589*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,589* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Includes 437,470 shares of common stock, par value $0.001 per share; 421,798 shares of Series B Convertible Preferred Stock that are immediately convertible into an equal number of shares of common stock, par value $0.001 per share; 369,074 Series A warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share; 369,074 Series B warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share; and 405,173 Series F warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share.
** Based on 20,892,982 outstanding shares of common stock, par value $0.001 per share, as reported by Sen Yu International Holdings, Inc. on its Form 10-Q filed on February 14, 2011.

CUSIP No.	816857106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP II, L.P. (26-1692915)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,002,589*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,002,589*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,589* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Includes 437,470 shares of common stock, par value $0.001 per share; 421,798 shares of Series B Convertible Preferred Stock that are immediately convertible into an equal number of shares of common stock, par value $0.001 per share; 369,074 Series A warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share; 369,074 Series B warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share; and 405,173 Series F warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share.
** Based on 20,892,982 outstanding shares of common stock, par value $0.001 per share, as reported by Sen Yu International Holdings, Inc. on its Form 10-Q filed on February 14, 2011.

CUSIP No.	816857106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity, LLC (26-1692786)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,002,589*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,002,589*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,589* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
* Includes 437,470 shares of common stock, par value $0.001 per share; 421,798 shares of Series B Convertible Preferred Stock that are immediately convertible into an equal number of shares of common stock, par value $0.001 per share; 369,074 Series A warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share; 369,074 Series B warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share; and 405,173 Series F warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share.
** Based on 20,892,982 outstanding shares of common stock, par value $0.001 per share, as reported by Sen Yu International Holdings, Inc. on its Form 10-Q filed on February 14, 2011.

CUSIP No.	816857106

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,002,589*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,002,589*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,002,589* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
* Includes 437,470 shares of common stock, par value $0.001 per share; 421,798 shares of Series B Convertible Preferred Stock that are immediately convertible into an equal number of shares of common stock, par value $0.001 per share; 369,074 Series A warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share; 369,074 Series B warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share; and 405,173 Series F warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share.
** Based on 20,892,982 outstanding shares of common stock, par value $0.001 per share, as reported by Sen Yu International Holdings, Inc. on its Form 10-Q filed on February 14, 2011.

Item 1(a)	Name of Issuer:

Sen Yu International Holdings, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

19 West 44th Street, Suite 1108
New York, NY 10036

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Kent C. McCarthy (“Mr. McCarthy”), Jayhawk Private Equity, LLC, a Delaware limited liability company (“JPE”), Jayhawk Private Equity GP II, L.P., a Delaware limited partnership (“JPEGP”), and Jayhawk Private Equity Fund II, L.P., a Delaware limited partnership (“JPEF”).

Mr. McCarthy, JPE, JPEGP, and JPEF have entered into an Agreement Regarding Joint Filing of 13G (the “Agreement”) pursuant to which Mr. McCarthy, JPE, JPEGP, and JPEF have agreed to file this 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”).  A copy of the Agreement is attached hereto as Exhibit A.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of Mr. McCarthy, JPE, JPEGP, and JPEF is 930 Tahoe Blvd., 802-281, Incline Village, NV 89451.

Item 2(c)	Citizenship:

Mr. McCarthy is a citizen of the Unites States of America, JPE is a Delaware limited liability company, JPEGP is a Delaware limited partnership, and JPEF is a Delaware limited partnership.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

 816857106

Item 3	The Reporting Person is:

Not Applicable

Item 4	Ownership:

Mr. McCarthy is the manager of and controls JPE.  JPE is the general partner of JPEGP and, as a result, controls JPEGP.  JPEGP is the general partner of JPEF and, as a result, controls JPEF.  Therefore, Mr. McCarthy, JPE, and JPEGP may be deemed to be beneficial owners under Rule 13d-3 of the Securities Exchange Act of 1934 of the securities owned of record by JPEF and have reported that they share voting power and dispositive power over such securities.

(a)  Amount beneficially owned:
1  Jayhawk Private Equity Fund II, L.P.: 2,002,589*
2.  Jayhawk Private Equity GP II, L.P.: 2,002,589*
3.  Jayhawk Private Equity, LLC: 2,002,589*
4.  Kent C. McCarthy: 2,002,589*

(b)  Percent of class:
1.  Jayhawk Private Equity Fund II, L.P.: 8.9%
2.  Jayhawk Private Equity GP II, L.P.: 8.9%
3.  Jayhawk Private Equity, LLC: 8.9%
4.  Kent C. McCarthy: 8.9%

Percent of class is based on 20,892,982 outstanding shares of common stock, par value $0.001 per share, as reported by Sen Yu International Holdings, Inc. on its Form 10-Q filed on February 14, 2011.

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
	1.	Jayhawk Private Equity Fund II, L.P.: 0
	2.	Jayhawk Private Equity GP II, L.P.: 0
	3.	Jayhawk Private Equity, LLC: 0
	4.	Kent C. McCarthy: 0

(ii)	Shared power to vote or direct the vote:
	1.	Jayhawk Private Equity Fund II, L.P.: 2,002,589*
	2.	Jayhawk Private Equity GP II, L.P.: 2,002,589*
	3.	Jayhawk Private Equity, LLC: 2,002,589*
	4.	Kent C. McCarthy: 2,002,589*

(iii)	Sole power to dispose or to direct the disposition of:
	1.	Jayhawk Private Equity Fund II, L.P.: 0
	2.	Jayhawk Private Equity GP II, L.P.: 0
	3.	Jayhawk Private Equity, LLC: 0
	4.	Kent C. McCarthy: 0

(iv)	Shared power to dispose or to direct the disposition of:
	1.	Jayhawk Private Equity Fund II, L.P.: 2,002,589*
	2.	Jayhawk Private Equity GP II, L.P.: 2,002,589*
	3.	Jayhawk Private Equity, LLC: 2,002,589*
	4.	Kent C. McCarthy: 2,002,589*

   .
* Includes 437,470 shares of common stock, par value $0.001 per share; 421,798 shares of Series B Convertible Preferred Stock that are immediately convertible into an equal number of shares of common stock, par value $0.001 per share; 369,074 Series A warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share; 369,074 Series B warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share; and 405,173 Series F warrants that are immediately exercisable for an equal number of shares of common stock, par value $0.001 per share.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:

[ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

See response to Item 4 above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the parties below certify that the information set forth in this statement is true, complete and correct.

Dated:	May 9, 2011

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Private Equity, L.L.C.

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Private Equity, L.L.C.,
Its general partner

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP II, L.P.
Its general partner

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager of its general partner
Jayhawk Private Equity, L.L.C.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Sen Yu International Holdings, Inc., and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 9th day of May, 2011.

/s/ Kent C. McCarthy
Kent C. McCarthy

Jayhawk Private Equity, L.L.C.

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

Jayhawk Private Equity GP II, L.P.

By:	Jayhawk Private Equity, L.L.C.,
Its general partner

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager

Jayhawk Private Equity Fund II, L.P.

By:	Jayhawk Private Equity GP II, L.P.
Its general partner

By:	/s/ Kent C. McCarthy
Name:	Kent C. McCarthy
Title:	Manager of its general partner
Jayhawk Private Equity, L.L.C.